Exhibit F

EXECUTION VERSION

AGREEMENT FOR THE SALE AND PURCHASE OF SHARES

IN TURKCELL HOLDİNG A.Ş.

THIS DEED (the “Agreement”) is made the 17th day of June 2020

BETWEEN:

(1)

TELIA FINLAND OYJ, a public limited company (julkinen osakeyhtiö) incorporated and existing under the laws of Finland, established at Helsinki (Finland), having its place of business at Pasilan asema-aukio 1 00520 Helsinki, Finland, registered with the National Board of Patents and Registration, the Trade Register System in Helsinki (Finland) under business ID number 1475607-9 (“Seller”); and

(2)

TVF BİLGİ TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ YATIRIM SANAYİ VE TİCARET ANONİM ŞİRKETİ, a company incorporated and existing under the laws of the Republic of Turkey (registration number 247146-5), whose registered office is at Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey (“Purchaser”), which expression shall include any successor (whether through merger, reconstruction or otherwise).

WHEREAS:

(A)	Turkcell Holding currently holds the Turkcell Shares.

(B)	Seller currently holds 214,871,670 ordinary shares (or a 47.09% interest) in Turkcell Holding (the “Shares”).

(C)	Seller has agreed to sell to Purchaser, and Purchaser has agreed to purchase from Seller, the Shares on and subject to the terms of this Agreement.

(D)	Prior to the date of this Agreement, Seller has undertaken the Information Request Process and Purchaser has confirmed receipt of the Received Information.

(E)	Purchaser’s performance of certain of its obligations under this Agreement are guaranteed in accordance with, and subject to, the terms and conditions of clause 13.2 of the Framework Agreement.

(F)	It is the intention of the Parties that this document be executed as a deed, notwithstanding either of the Parties may execute it under hand.

IT IS AGREED:

1.	INTERPRETATION

1.1	In this Agreement, save as defined below, capitalised terms shall have the meaning given to them in the Framework Agreement (mutatis mutandis):

“Additional Amount” shall have the meaning set forth in Clause 3.2;

“ATT Claim Amount” shall have the meaning set forth in Clause 9.9(a)(i);

“Base Price” shall have the meaning set forth in Clause 3.1;

“Claim” means a claim for any breach of this Agreement, including in respect of any Warranty, but excluding, for the avoidance of doubt, any Leakage Claim;

“Claimant Party” shall have the meaning set forth in Clause 9.1(a);

“Completion” means “Completion” (as that term is defined in the Framework Agreement);

“Completion Date” shall have the meaning set forth in Clause 7.1;

“Conditions” means the conditions precedent set forth in Clause 6.1;

“Director Resignation and Release Letters” means the letters from each of (i) Telia Resurs AB (represented by Gustav Jonas Markus Bengtsson as the natural person representative acting on its behalf), (ii) Telia Netherland Holding AB (represented by Tiina Johanna Charlotte Oderstedt as the natural person representative acting on its behalf) and (iii) Teli Holding AB (represented by İngrid Maria Stenmark as the natural person representative acting on its behalf) to Turkcell Holding pursuant to which each such person will resign as a director of Turkcell Holding effective from Completion, in the form of Schedule 2;

“Document Bundle” means the documents provided in the data room hosted by Datasite as at 19:46 (BST) on 10 June 2020, an index of which is annexed to the Telia Disclosure Letter and a USB stick containing which shall be delivered on behalf of Seller to Purchaser on or around the date of this Agreement and initialed by or on behalf of Seller and Purchaser for identification;

“Equivalent ATT Claim” shall have the meaning set forth in Clause 9.9(a)(i);

“Excess Recovery” shall have the meaning set forth in Clause 9.3(d);

“Framework Agreement” means a framework agreement entered into on the date of this Agreement between the Parties and the other parties thereto;

“Fundamental Warranties” means the warranties given by Seller in Clause 8.1;

“General Warranties” means any Warranty that is not a Fundamental Warranty;

“Information Request Process” means the process whereby firstly, the letter set out in Annex 2 was delivered by Seller and its nominated directors on the board of directors of Turkcell Holding to the addressee(s) of such letter (the “Information Request Letter”); secondly, the receipt of information by, as the case may be, Seller or any person listed in paragraph (b)(i) of Clause 1.3 in response to the Information Request Letter (the “Received Information”); and thirdly, Seller having delivered or (where relevant) procured the delivery of a copy of all of the Received Information to Purchaser and/or TWF prior to the date of this Agreement in each case it being understood and agreed that each natural person who is a signatory to or respondent of the Information Request Letter shall not incur personal liability to Purchaser in respect thereof;

“Leakage” means each and any of the following:

(a)	any dividend or other distribution (whether in cash or in specie) declared, paid or made, or agreed to be made, by Turkcell Holding to or for the benefit of Seller or any of Seller’s Related Persons;

(b)

any payment made or agreed to be made by Turkcell Holding to or for the benefit of Seller or any of Seller’s Related Persons for the purchase, redemption or repayment of any share capital, loan capital or other securities of Turkcell Holding, or any other return of capital to or for the benefit of Seller or any of Seller’s Related Persons;

(c)

any payment of any other nature made by Turkcell Holding to or for the benefit of Seller or any of Seller’s Related Persons (including royalty payments, management fees, monitoring fees, interest payments, loan payments, service or directors’ fees, bonuses or other compensation of any kind);

(d)	any transfer or surrender of assets, rights or other benefits by Turkcell Holding to or for the benefit of Seller or any of Seller’s Related Persons;

(e)	Turkcell Holding assuming or incurring any liability or obligation for the benefit of Seller or any of Seller’s Related Persons;

(f)	the provision of any guarantee or indemnity or the creation of any Encumbrance by Turkcell Holding in favour, or for the benefit, of Seller or any of Seller’s Related Persons;

(g)

any waiver, discount, deferral, release or discharge by Turkcell Holding of: (i) any amount, obligation or liability owed to it by Seller or any of Seller’s Related Persons; or (ii) any claim (howsoever arising) against Seller or any of Seller’s Related Persons;

(h)	any agreement, arrangement or other commitment by Turkcell Holding to do or give effect to any of the matters referred to in paragraphs (a) to (g) (inclusive) above; and/or

(i)	any Tax paid or due and payable by Turkcell Holding as a result of or in respect of any of the matters set out in paragraphs (a) to (h) (inclusive) above,

provided always that, in each case, (x) the deduction from and set-off of any advance dividend receivable owed to Turkcell Holding from Seller in the amount of TRY122,221,000.50 from and against the net trading profit of Turkcell Holding as at the Locked Box Accounts Date pursuant to a board resolution of Turkcell Holding dated 9 June 2020; (y) the payment of TRY71,198 to Seller, in settlement of the payable of the same amount due from Turkcell Holding to Seller, pursuant to a board resolution of Turkcell Holding dated 15 June 2020; and (z) the payment of any Tax incurred by Turkcell Holding directly as a result of or in respect of the conversion of Turkcell Holding Cash in accordance with clause 3.4 of the Framework Agreement, shall not, in the case of (x) to (z), constitute Leakage;

“Leakage Claim” means a claim under the indemnity in Clause 4.3;

“Locked Box Accounts” means the audited statement of financial position, the audited income statement, the audited cash flow statement of Turkcell Holding, and the explanatory notes related thereto, for the period of 12 months ended on the Locked Box Accounts Date (including the auditor’s report, dated 5 June 2020, in respect thereof);

“Locked Box Accounts Date” means 31 May 2020;

“Parties” means the parties to this Agreement and “Party” means any of them;

“Purchase Price” shall have the meaning set forth in Clause 3.1;

“Relevant Payment” shall have the meaning set forth in Clause 9.3(a);

“Relief” means any relief, loss, allowance, credit, exemption, deduction or set off, or any right to repayment of Tax;

“Respondent Party” shall have the meaning set forth in Clause 9.1(a);

“Seller Liability Cap” shall have the meaning set forth in Clause 9.1(b);

“Seller’s TH Share” means 47.09%;

“Shares” shall have the meaning set forth in Recital (B);

“Sonera Director Resignation and Release Letter” means the letter from İngrid Maria Stenmark to Turkcell pursuant to which she will resign as a director of Turkcell effective from Completion, in the form of Schedule 1;

“Tax” means any form of tax and any duty, levy, withholding, contribution, impost or tariff in the nature of tax, together with all related penalties, fines, surcharges and interest;

“Telia Disclosure Letter” means the letter dated as at the date of this Agreement delivered by Seller to Purchaser, a copy of which is included in Annex 1, disclosing (i) information constituting exceptions to the Warranties; and (ii) details of other matters referred to in this Agreement and attaching a definitive index of the Document Bundle;

“TFRS” means Turkish Accounting Standards and Turkish Financial Reporting Standards (and annexes and interpretations of each of them), as published by the Public Oversight Accounting and Auditing Standards Authority of the Republic of Turkey and in force for the accounting period ended on the relevant accounts date;

“TH Historic Accounts” means, in respect of Turkcell Holding, the audited statements of financial position, the audited income statements, the audited cash flow statements, and the explanatory notes related thereto, for each period of 12 months ended on 31 May 2019, 31 May 2018, 31 May 2017, 31 May 2016, 31 May 2015 and 31 May 2014;

“Third Party Sum” shall have the meaning set forth in Clause 9.3(b);

“TI Share Title Warranty” means any Fundamental Warranty set forth in Clause 8.1(b), 8.1(c), 8.1(e) and 8.1(f) to the extent it relates to Turkcell Shares;

“Undisclosed Liabilities” has the meaning given in Clause 8.2(d); and

“Warranties” means the warranties set forth in Clauses 8.1 and 8.2.

1.2

In this Agreement, unless the context otherwise requires, the principles of construction set out in clause 1.2 of the Framework Agreement shall apply to this Agreement as if set out in full herein (mutatis mutandis).

1.3

If any of the Warranties given by a Party are expressed to be given subject to the knowledge of a Party, or words to that effect, such knowledge (a) shall be interpreted to mean only those facts, matters and circumstances of which such Party is actually aware; and (b) in the case of Seller, shall be deemed to include only (i) those facts, matters and circumstances of which any one or more of Andreas Ekstrom, Mathias Holcke, Jonas Olsson, Christian Luiga, Hannu-Matti Makinen, İngrid Maria Stenmark, Gustav Jonas Markus Bengtsson and Johanna Charlotte Odersted are actually aware; (ii) knowledge of the Received Information; and (iii) those facts, matters and circumstances of which ATT is deemed to be aware pursuant to clause 1.3(c) (but excluding clause 1.3(c)(iii)) of the Total CTH TH Interest SPA.

1.4

To the extent that (i) any Warranty relates to the knowledge of Seller (for the avoidance of doubt, as interpreted in accordance with Clause 1.3); and/or (ii) any other provision of this Agreement relates to any action (or omission to take any action) by Seller or any Turkcell Holding director nominated for appointment by Seller, in either case, when Sonera was the holder of the Shares, then the term “Seller” shall be deemed to include Sonera.

1.5	The schedules form part of this Agreement and a reference to “this Agreement” includes its schedules.

1.6	The headings in this Agreement do not affect its interpretation.

1.7

References to a number of shares or a percentage interest in the share capital of any entity shall be deemed to be references to such number of shares or such percentage interest as adjusted for any reorganisation of the share capital of the relevant entity, stock-split, share consolidation, merger, reduction of capital or any other corporate action with a similar effect after the date of this Agreement.

2.	SALE AND PURCHASE OF THE SHARES

2.1

Subject to the terms and conditions of this Agreement, on the Completion Date, Seller shall sell and transfer to Purchaser, and Purchaser shall purchase from Seller, the Shares with full title guarantee and together with all rights, title and interest attaching to them, free and clear of all Encumbrances.

2.2

Seller shall procure that on or prior to Completion any and all rights of pre-emption over transfer of the Shares at Completion are waived irrevocably with respect to the transactions contemplated by this Agreement by the persons entitled thereto.

3.	CONSIDERATION

3.1

Subject to Clauses 3.2, 3.3 and 6, 7.1(a), 7.1(c) and 7.1(d) and, in consideration of the transfer of the Shares by Seller to Purchaser pursuant to this Agreement, on the Completion Date, Purchaser shall pay to Seller, and Seller shall accept, an amount in cash in immediately available funds equal to the sum of: (a) US$530,000,000 (the “Base Price”) plus (b) the Additional Amount (such sum, the “Purchase Price”).

3.2	The “Additional Amount” shall equal:

(a)	if the Completion Date is on or before 15 November 2020, USD 0; or

(b)	if the Completion Date is after 15 November 2020 the product of (i) the number of calendar days from and excluding 15 November 2020 to and including the Completion Date, multiplied by (ii) USD 58,082.

3.3

If any Leakage occurs between the Locked Box Accounts Date and the Completion Date (both inclusive) and is (i) notified by Seller to Purchaser in accordance with Clause 4.2 or Clause 5.4; (ii) demonstrated by incontrovertible evidence by Purchaser; or (iii) otherwise agreed to have occurred on or prior to Completion by Seller and Purchaser, then, in each case, the Purchase Price shall be reduced by such amount and the payment of the reduced amount shall be an absolute discharge of Purchaser’s obligation to pay the Purchase Price to Seller on Completion pursuant to this Agreement.

4.	LEAKAGE UNDERTAKINGS

4.1	Seller:

(a)	warrants to Purchaser that during the period commencing on (and including) the Locked Box Accounts Date up to (and including) the date of this Agreement, no Leakage has occurred; and

(b)	undertakes to Purchaser that during the period commencing on the date of this Agreement up to (and including) the Completion Date, no Leakage will occur.

4.2

Five (5) Business Days prior to the date of the Turkcell General Assembly, Seller shall notify Purchaser of any known Leakage which has occurred since the Locked Box Accounts Date or is reasonably expected to occur prior to the Completion Date.

4.3

Subject always to Clause 4.4 and Clause 4.5, Seller shall indemnify Purchaser against any Leakage in breach of the warranty and/or undertaking in Clause 4.1 and undertakes to pay to Purchaser on demand:

(a)	a sum equal to the amount necessary to put Turkcell Holding into the position it would have been if such Leakage had not occurred;

(b)	a sum equal to all costs and expenses reasonably and properly incurred by Purchaser in connection with such Leakage; and

(c)

such sum as is necessary to ensure that after the deduction of any Tax due on any amount payable under this Clause 4.3 (whether by way of direct assessment or withholding at its source) and after taking into account any Relief available to Purchaser or Turkcell Holding in respect of the matter in respect of which the payment is made, Purchaser or Turkcell Holding, as applicable, is left with the same amount it would have had if the payment was not subject to Tax.

4.4

Seller shall have no liability for a Leakage Claim unless it has received written notice of such Leakage Claim from Purchaser (including reasonable details (in so far as they are known to Purchaser) of the matter or event giving rise to the Leakage Claim and the amount payable by Seller in respect of the Leakage Claim) on or before the date falling six (6) months after the Completion Date.

4.5	For the avoidance of doubt, Seller shall have no liability to Purchaser in respect of any Leakage Claim if Completion does not occur.

4.6	Purchaser’s sole remedy in respect of any Leakage in breach of the warranty and/or undertaking in Clause 4.1 is a Leakage Claim.

4.7

Seller agrees, for the benefit of Purchaser and Turkcell Holding (including its successors), that it shall have no right, remedy or claim against Turkcell Holding (or its successors) in the event of any Leakage Claim or in relation to the facts underlying any Leakage Claim.

4.8	Nothing in this Clause 4 shall have the effect of limiting or excluding any liability arising as a result of fraud.

5.	INTERIM COVENANTS

5.1

From the date of this Agreement until Completion, except as (i) otherwise provided in any Transaction Agreement; (ii) required by Applicable Law; or (iii) consented to in writing and in advance by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that Purchaser may require up to five (5) Business Days from the receipt by Purchaser of such request to consider such request), Seller (including through the exercise of voting rights and by requiring directors of Turkcell Holding nominated for appointment by it) shall use all reasonable endeavours to cause Turkcell Holding not to trade, carry on any business or own any assets or incur any liabilities other than:

(a)	the entry into and/or performance of its obligations under the Transaction Agreements;

(b)	holding the Turkcell Shares and conducting activities related to, or reasonably incidental to, the maintenance of its corporate existence;

(c)	voting (or causing to be voted), in person or by proxy, the Turkcell Shares at any annual general assembly of Turkcell in the ordinary course and in a manner consistent with past practice;

(d)	ownership of cash or cash equivalents for the purposes of paragraphs (b) (including in respect of receipt of dividends on Turkcell Shares) and/or (e); and

(e)

general administration activities including those relating to overhead costs and paying filing fees and other ordinary course expenses (such as audit fees and Taxes), to include the fulfilment of any periodic reporting requirements.

5.2

Without prejudice to the generality of Clause 5.1 above and other than where Purchaser has provided its advance written consent (such consent not to be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that Purchaser may require up to five (5) Business Days from the receipt by Purchaser of such request to consider such request), from the date of this Agreement until Completion, except as contemplated by this Agreement or the Transaction Agreements or required by Applicable Law, Seller (including through the exercise of voting rights and by requiring directors of Turkcell Holding nominated for appointment by it) shall not:

(a)	amend any TH Corporate Document;

(b)	reorganise, split, combine or reclassify any shares of Turkcell Holding’s capital stock or undertake any form of reduction of capital or take any analogous action to the foregoing;

(c)

issue, sell or otherwise dispose of any of Turkcell Holding’s capital stock, or grant any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of Turkcell Holding’s capital stock;

(d)	declare or pay any dividends or distributions on or in respect of any of Turkcell Holding’s capital stock, or redeem, purchase or acquire any of Turkcell Holding’s capital stock;

(e)	vote (or cause to be voted), in person or by proxy, the Shares at any annual general assembly of Turkcell Holding other than in the ordinary course and in a manner consistent with past practice;

(f)	amend the 2019 Dividend Agreement;

(g)	take any action which would constitute a breach of any TH Corporate Document;

(h)	take any action to convene a general assembly of the shareholders of Turkcell (whether annual or extraordinary) other than the Turkcell General Assembly; or

(i)	agree to do any of the foregoing;

further to the above and other than where Purchaser has provided its advance written consent (such consent not to be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that Purchaser may require up to five (5) Business Days from the receipt by Purchaser of such request to consider such request), from the date of this Agreement until Completion, except as contemplated by this Agreement or the Transaction Agreements or required by Applicable Law, Seller (including through the exercise of voting rights and by requiring directors of Turkcell Holding nominated for appointment by it) shall use all reasonable endeavours to cause Turkcell Holding:

(j)

not to take any action or enter into any other transaction that would have the effect of knowingly increasing (or increasing where such an increase would be reasonably foreseeable) the Tax liability or knowingly reducing (or reducing where such a reduction would be reasonably foreseeable) any Tax asset of Purchaser post-Completion;

(k)	not to enter into any transaction with Seller or CTH (or any of their respective Related Persons including, for the avoidance of doubt, ATT and CFI and their respective Related Persons);

(l)

not to enter into any guarantee, indemnity or other agreement to secure any obligation of any third party or Seller or CTH (or any of their respective Related Persons including, for the avoidance of doubt, ATT and CFI and their respective Related Persons);

(m)	not to settle any litigation or cease defending any ongoing litigation;

(n)	not to incur, assume or guarantee any indebtedness for borrowed money;

(o)	not to take any action set out in paragraph (a) to (d) or (f) of Clause 5.3 in respect of its holding of the Turkcell Shares;

(p)	not to agree to do any of the foregoing; and

(q)	to use all reasonable endeavours (including through the exercise of voting rights and by requesting directors of Turkcell nominated for appointment by Turkcell Holding) to cause Turkcell not to:

(i)	reorganise, split, combine or reclassify any shares of its capital stock or undertake any form of reduction of capital or take any analogous action to the foregoing; or

(ii)

issue, sell or otherwise dispose of any of its capital stock, or grant any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock, provided that, in each case, the foregoing restrictions will not restrict Turkcell Holding from entering into or carrying on activities in the ordinary course to the extent necessary to maintain its existence and function as a holding company of the Turkcell Shares.

5.3

From the date of this Agreement until Completion, except as contemplated by this Agreement or the Transaction Agreements or required by Applicable Law or consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that Purchaser may require up to five (5) Business Days from the receipt by Purchaser of such request to consider such request), Seller shall not take, or agree to take, any of the following actions:

(a)

offer or Transfer any Share or enter into a transaction (including a derivative transaction) having an economic effect similar to that of a transfer of a Share, or announce any intention to offer or Transfer any Share;

(b)	pledge, mortgage, charge or otherwise Encumber any Share or any interest in any Share;

(c)	grant an option over any Share or any interest in any Share;

(d)	enter into any agreement in respect of the votes attached to any Share;

(e)	permit Turkcell Holding to take any action set out in the foregoing paragraphs (a) to (d) or (f) in respect of the Turkcell Shares; or

(f)	agree to do any of the foregoing.

5.4

Whether pursuant to the 2019 Dividend Agreement or otherwise, Seller undertakes to (i) notify Purchaser promptly of any distribution, dividend or return of capital Turkcell Holding makes, or agrees to make, from the date of this Agreement until the Completion Date (both inclusive); and (ii) notify Purchaser five (5) Business Days prior to the date of the Turkcell General Assembly of any distribution, dividend or return of capital which has been made by Turkcell Holding from (and including) the Locked Box Accounts Date, or is envisaged to be made on or prior to the Completion Date.

5.5	Prior to the Turkcell General Assembly Convocation Date, Seller shall:

(a)

take any necessary preparatory and corporate actions for the transfer of the Shares to Purchaser at Completion, and grant authority to the relevant persons to carry out the transactions set forth under this Agreement in the name and on behalf of Seller;

(b)

deliver to Purchaser a certified copy of an extract from its commercial register or equivalent documentation reasonably acceptable to Purchaser, in each case attesting the authority and the validity of the signatures of the persons authorised to carry out the transactions set forth under this Agreement in the name and on behalf of Seller; and

(c)

notify the board of directors of Turkcell Holding of its intention to sell the Shares to Purchaser and the terms of such sale in accordance with the TH Corporate Documents and use (including through the exercise of voting rights and by requiring directors of Turkcell Holding nominated for appointment by it) all reasonable endeavours to obtain board resolutions from Turkcell Holding approving the transfer of the Shares to Purchaser and registration of Purchaser as a shareholder in the share register of Turkcell Holding.

5.6	Prior to the Turkcell General Assembly Convocation Date, Purchaser shall:

(a)	grant authority to the relevant persons to carry out the transactions set forth under this Agreement in the name and on behalf of Purchaser; and

(b)

deliver to Seller a certified copy of an extract from its commercial register or equivalent documentation reasonably acceptable to Seller, in each case attesting the authority and the validity of the signatures of the persons authorised to carry out the transactions set forth under this Agreement in the name and on behalf of Purchaser.

6.	CONDITIONS

6.1

The obligations of each of Seller and Purchaser to proceed to completion of the sale and purchase of the Shares pursuant to this Agreement are conditional upon (i) the satisfaction of the Completion Conditions (that have not otherwise been waived in accordance with the terms of the Framework Agreement); and (ii) each of the Warranties, disregarding all materiality qualifications, being true and correct in all material respects on and as of the Completion Date by reference to the facts, matters and circumstances then existing (the “Conditions”).

6.2	The Condition in Clause 6.1(ii) may be waived by Purchaser.

6.3

If any Party becomes aware of any fact, matter or circumstance that is reasonably likely to lead to a Condition being unsatisfied or incapable of waiver, that Party will immediately notify the other Party thereof.

6.4	Any waiver of any Condition shall not affect any Party’s right to compensation for liabilities incurred as a result of the other Party’s failure to comply with such Condition.

7.	TELIA TH INTEREST SPA COMPLETION ACTIONS

7.1

Subject to the terms of the Framework Agreement and in accordance with the terms of the Escrow Agreement, the following actions shall take place after the Conditions have been satisfied or waived in accordance with the provisions hereof on Completion (the “Completion Date”):

(a)	Purchaser shall acquire legal title to, and full beneficial ownership of, the Shares which shall be released in accordance with the terms of the Framework Agreement and the Escrow Agreement;

(b)	Seller shall acquire legal title to, and full beneficial ownership of, the Purchase Price which shall be released in accordance with the terms of the Framework Agreement and the Escrow Agreement;

(c)	executed copies of the Director Resignation and Release Letters shall be delivered to Turkcell Holding; and

(d)	an executed copy of the Sonera Director Resignation and Release Letter shall be delivered to Turkcell.

7.2

The Parties acknowledge and agree that completion of the sale and purchase of the Shares pursuant to this Agreement shall not be deemed to have occurred until Completion. If Completion has not occurred and this Agreement terminates in accordance with its terms, the provisions of clause 10 of the Framework Agreement shall apply.

8.	WARRANTIES AND INDEMNITIES

8.1	Seller warrants to Purchaser as of the date of this Agreement and at Completion that:

(a)

Seller is the sole legal and beneficial owner of the Shares, has the right to transfer the full legal and beneficial interest in the Shares to Purchaser and has the right to exercise all voting and other rights over the Shares;

(b)

Turkcell Holding is the sole legal and beneficial owner of the Turkcell Shares, has the right to transfer the full legal and beneficial interest in the Turkcell Shares and has the right to exercise all voting and other rights over the Turkcell Shares;

(c)	the Shares and the Turkcell Shares are duly issued and fully paid in;

(d)	the Shares represent 100% of the issued and paid in share capital of Turkcell Holding held legally and/or beneficially by Seller;

(e)

after giving effect to the transactions contemplated by the Transaction Agreements, neither the Shares nor the Turkcell Shares are affected by any Encumbrance and there are no arrangements or obligations that could result in the creation of any Encumbrance affecting any of the Shares or any of the Turkcell Shares; and

(f)

upon Completion (but before giving effect to the TH/TVF BTIH Merger), (i) Purchaser will acquire full legal and beneficial title to the Shares, free from all Encumbrances; and (ii) Turkcell Holding will hold full legal and beneficial title to the Turkcell Shares, free from all Encumbrances.

8.2	In addition to the Warranties given under Clause 8.1, Seller warrants to Purchaser as of the date of this Agreement that:

(a)

Seller has, prior to the date of this Agreement, delivered (i) the Information Request Letters to their addressees; and (ii) to Purchaser and/or TWF true, accurate and complete copies of all of the Received Information;

(b)	there are no existing related-party contracts, agreements or arrangements to which Seller or any of Seller’s Related Persons, on the one hand, and Turkcell Holding, on the other hand, are a party;

(c)	to Seller’s knowledge, as at the date of the relevant accounts, each of the Locked Box Accounts and each of the TH Historic Accounts, respectively:

(i)	have been prepared in accordance with Applicable Laws; and

(ii)	(x) make full provision for all actual liabilities; (y) disclose all contingent liabilities; and (z) make provisions reasonably regarded as adequate for all bad and doubtful debts,

in each case as required and permitted in accordance with TFRS as at the date of the relevant accounts so as to fairly present in all material respects a view of the state of affairs of Turkcell Holding at the relevant accounts date and of the profits or losses for the period concerned;

(d)

to Seller’s knowledge, there are no current, pending or existing liabilities, obligations or commitments of any nature whatsoever (including any liabilities, obligations or commitments resulting from any of the actions described in items (a) through (i) of the definition of Leakage in Clause 1.1 and excluding any liabilities, obligations or commitments to the extent that such relate to Turkish Tax), asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise of Turkcell Holding to any person (“Undisclosed Liabilities”), except those which are reflected or reserved against in the Locked Box Accounts by reference to the facts, matters and circumstances as of the Locked Box Accounts Date;

(e)	since the Locked Box Accounts Date, to Seller’s knowledge the business of Turkcell Holding has been carried on as a going concern in the ordinary and usual course;

(f)	to Seller’s knowledge, Turkcell Holding has, since the date of Sonera’s investment in Turkcell Holding:

(i)	only ever been operated as a holding company with an interest in Turkcell Shares and conducted activities related to, or reasonably incidental to, the maintenance of its corporate existence; and

(ii)

never (A) traded or operated a business, (B) had any material assets (other than cash, receivables from its shareholders in respect of advance dividends and the Turkcell Shares) or (C) had any material liabilities which remain outstanding (other than liabilities to its shareholders for the payment of dividends);

(g)

to Seller’s knowledge, Turkcell Holding has not, since the Locked Box Accounts Date, taken any action which would constitute a breach of Clauses 5.1 or 5.2 had such provisions been effective in respect of Turkcell Holding during such time; and

(h)

to Seller’s knowledge, (i) Turkcell Holding is, and has been for the period of three (3) years prior to the date of this Agreement, in compliance with all Applicable Laws (excluding any Applicable Laws solely to the extent that such Applicable Laws relate to Tax) in all material respects; and (ii) no investigation or review by any Governmental Entity is pending or has been threatened (in writing) against Turkcell Holding, nor has any Governmental Entity indicated an intention to conduct an investigation or review of Turkcell Holding.

8.3

From the date of this Agreement until Completion, Seller agrees to notify Purchaser in writing of any facts, events, or circumstances of which any person named in Clause 1.3(b)(i) is notified in writing after the date of this Agreement that would constitute a breach of any Warranty set out in Clause 8.2 by reference to the facts, events and circumstances then existing were the Warranties given by it in Clause 8.2 to be repeated on each day between the date of this Agreement and Completion, provided that in no circumstances such notification shall be taken into account in determining whether Seller has breached any Warranty given on signing.

8.4	Seller’s Undertaking to Indemnify

(a)

Subject in all respects to the limitations on liability as set out in Clause 9, Seller agrees and undertakes with Purchaser, in the case of any breach by Seller of a Warranty, to pay in cash to Purchaser, a sum equal to the amount necessary to put Purchaser or Turkcell Holding, as applicable, into the position which would have existed had the Warranty been true and correct as at the date of this Agreement, together with (i) all documented out-of-pocket costs and expenses (including legal fees, experts’ fees and consultants’ fees) reasonably and properly incurred by Purchaser and/or Turkcell Holding directly arising out of or resulting from the Warranty not being true and correct as at the date of this Agreement; and (ii) such sum as is necessary to ensure that after the deduction of any Tax due on any amount payable under this Clause 8.4(a) (whether by way of direct assessment or withholding at its source) and after taking into account any Relief available to Purchaser or Turkcell Holding in respect of the matter in respect of which the payment is made, Purchaser or Turkcell Holding, as applicable, is left with the same amount it would have had if the payment was not subject to Tax.

(b)	Purchaser’s sole remedy in respect of any Claim for breach of a Warranty is a claim under the indemnity in this Clause 8.4.

8.5	Seller’s waiver of rights against Turkcell Holding

With effect from Completion and save for fraud, Seller undertakes to Purchaser (and for the benefit of Turkcell Holding) to waive any rights, remedies or claims which it may have against Turkcell Holding (i) in respect of any Claim made by Purchaser against Seller the origin or cause of which was Turkcell Holding; or (ii) in relation to the facts underlying any Claim.

9.	LIMITATIONS ON LIABILITY

9.1	Neither Seller nor Purchaser shall have any liability under this Agreement:

(a)

in respect of any Claim unless written notice of such Claim is given by the claimant party (the “Claimant Party”) to the respondent party (the “Respondent Party”) setting out reasonably specific details of the matter in respect of which such Claim is made including, where reasonably practicable, an estimate as to the amount of such Claim:

(i)	for any Claim for breach of a Fundamental Warranty, on or before the date of expiry of the relevant statute of limitations in England; or

(ii)	for all other Claims, including for breach of a General Warranty, on or before the date falling six (6) months after the Completion Date,

provided that any Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn six (6) months after written notice of such Claim is given pursuant to this Clause 9.1(a) except where any Claim relates to a contingent liability in which case it shall be deemed to have been withdrawn six (6) months after its becomes an actual liability unless, in each case, legal proceedings in respect of it have commenced by being both issued and served. No new Claim may be made in respect of the facts, matters, events or circumstances giving rise to any such withdrawn Claim;

(b)

in respect of any and all Claims against Seller and subject to clause 13.4 of the Framework Agreement, to the extent that the aggregate amount of the liability of Seller for any and all such Claims, together with any and all claims under the other Transaction Agreements other than the Global Settlement Deed, would exceed the Purchase Price (“Seller Liability Cap”);

(c)

in respect of any and all Claims against Purchaser and subject to clause 13.2.8 of the Framework Agreement, to the extent that the aggregate amount of the liability of Purchaser for any and all such Claims would exceed an amount equivalent to the Seller Liability Cap;

(d)

subject to Clause 9.1(b), unless (i) the amount of Seller’s liability of any Claim for breach of a General Warranty (or any number or series of related Claims for breach of a General Warranty arising from substantially the same facts or circumstances) exceeds US$1,090,860; and (ii) the aggregate amount of Seller’s liability for all such Claims for breach of a General Warranty (or any number or series of related Claims for breach of a General Warranty arising from substantially the same facts or circumstances) is equal to, or greater than, US$10,908,600, in which case Seller shall be liable for the aggregate amount of its liability for all such Claims and not just the excess;

(e)

in respect of any Claim to the extent that such Claim would not have arisen but for the adoption of any new, or a change in any Applicable Law or a change in the interpretation or implementation thereof by any Governmental Entity, or any amendment to or the withdrawal of any practice previously published by or any extra-statutory concession previously made by a Governmental Entity (whether or not the change purports to be effective retrospectively in whole or in part), in each case that was neither announced nor in force as at the date of this Agreement;

(f)

in respect of any Claim for which a specific provision is made in the Locked Box Accounts, unless the Relevant Payment incurred in respect of such fact, matter or claim would exceed the amount of the applicable allowance, provision or reserve, in which case the Respondent Party shall only be liable for such excess;

(g)

in respect of any Claim that would not have arisen but for (1) any action taken and/or any transaction undertaken, in each case, in accordance with the terms and conditions of the Transaction Agreements (including the TH/TVF BTIH Merger) or (2) after Completion, a change in the tax structure or corporate structure of Turkcell Holding (or its successors);

(h)

in respect of any Claim that arises as a result of any change after the date of this Agreement in the bases, methods or policies of accounting of Turkcell Holding (or its successors) other than a change which is reported by the auditors of such company to be necessary in their opinion because such bases, methods or policies of accounting as at the date of this Agreement are not in accordance with any published accounting practice or principle then current;

(i)

in respect of any Claim the circumstances of which Purchaser is aware at the date of this Agreement provided that, for the purposes of this paragraph, the knowledge of Purchaser shall be expressly limited to only (i) the contents of the Transaction Agreements; (ii) the general disclosures and any other matters fairly disclosed (in sufficient detail to enable Purchaser to assess the nature and scope of the matter disclosed) in any Disclosure Letter (including the Document Bundle an index of which is annexed to the Telia Disclosure Letter or any document bundle annexed to any other Disclosure Letter); (iii) the matters fairly disclosed (in sufficient detail to enable Purchaser to assess the nature and scope of the matter disclosed) in the Received Information; and (iv) any other facts, matters and circumstances of which any of the employees of Purchaser and TWF, as of the date of this Agreement, are actually aware; or

(j)	in respect of any punitive, special, indirect or consequential losses including loss of production, loss of profit, loss of contract or loss of goodwill.

9.2	In respect of:

(a)

any Claim for breach of a TI Share Title Warranty or of a General Warranty, Seller’s liability pursuant to Clause 8.4 shall be limited to Seller’s TH Share of such liability (without double-counting such limitation); and

(b)

any other Claim which results from a loss suffered by Purchaser as a result of a loss at Turkcell Holding, Seller’s liability for any such loss suffered, incurred or otherwise claimed hereunder shall be limited to Seller’s TH Share of such loss, subject always to the Seller’s Liability Cap and the other liability limitations as set out in this Clause 9.

9.3	If:

(a)	the Respondent Party makes a payment (excluding any interest on a late payment) to the Claimant Party (which has been received) in respect of a Claim (a “Relevant Payment”);

(b)

the Claimant Party receives any sum which would not have been received but for the circumstance which gave rise to that Claim provided that, where such sum is paid to Turkcell Holding (or Purchaser as its successor), that sum, for the purposes of this provision, shall be deemed to be Seller’s TH Share of such sum (a “Third Party Sum”);

(c)	the receipt of the Third Party Sum was not taken into account in calculating the Relevant Payment; and

(d)

the aggregate of the Third Party Sum and the Relevant Payment exceeds the amount required to compensate the Claimant Party in full for the loss or liability which gave rise to the Claim in question, such excess being the “Excess Recovery”, then the Claimant Party shall repay to the Respondent Party promptly, on receipt of such Third Party Sum, an amount equal to the lower of (i) the Excess Recovery; and (ii) the Relevant Payment, after deducting (in either case) all costs and expenses incurred by the Claimant Party in recovering the Third Party Sum and any Tax attributable to or suffered in respect of such receipt.

9.4

Purchaser shall be entitled to bring Claims under one or more applicable Warranties in respect of the same matter, fact or circumstance, but shall not be entitled to double recovery by reason of such matter, fact, or circumstance constituting a breach of more than one Warranty. More generally, neither Seller nor Purchaser shall be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, loss, cost, shortfall, damage or deficiency, regardless of whether more than one Claim or Leakage Claim arises in respect of it.

9.5

Each of Seller and Purchaser, respectively, shall take, and cause its Affiliates to take, reasonable steps to mitigate any liabilities, including reasonable attorneys’ fees, associated with a Claim upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including, in relation to any costs incurred to minimise the relevant losses in relation to the Claim, incurring costs only to the minimum extent necessary provided that, in all cases and from time to time, no Party shall be required to take any action (or refrain from taking any action) in mitigation to the extent that such action (or inaction as the case may be) may preclude such Party from initiating or conducting any Claim (or potential Claim) pursuant to this Agreement or any claim (or potential claim) against any party pursuant to any other Transaction Agreement.

9.6

Purchaser acknowledges and agrees that, except as expressly provided in any Warranty, Seller does not give or make any warranty, covenant or representation as to (i) any aspect of Turkcell (other than to the extent of any of the TI Share Title Warranties); or (ii) the accuracy of the forecasts, estimates, projections or statements of intent provided to Purchaser or TWF prior to the date of this Agreement.

9.7

If any Claim is based upon a liability which is contingent only, the Respondent Party shall not be liable to make any payment unless and until such contingent liability gives rise to an actual liability (but the Claimant Party has the right under Clause 9.1 to give written notice of that Claim before such time).

9.8

Seller shall not be liable for any Claim to the extent that it would not have arisen but for, or has been increased (solely to the extent of such increase) as a result of, any voluntary act, omission or transaction carried out:

(a)	after Completion by Purchaser or any of its Affiliates (or their respective Representatives) outside the ordinary and usual course of business; or

(b)	before Completion by Seller or Turkcell Holding at the written direction or request of Purchaser or any of its Controlled Affiliates (as of the date of this Agreement).

9.9

In connection with a Claim for breach of a General Warranty where Seller would not be deemed to be aware of the facts, matters or circumstances giving rise to the Claim but for Clause 1.3(b)(iii) (and without prejudice to any Claim where Seller is deemed to have such knowledge pursuant to Clause 1.3(b)(i) or (b)(ii) in which case Clause 9.9(a) shall not apply):

(a)	Seller shall not be liable for such Claim unless:

(i)

a claim against ATT for breach of an equivalent warranty pursuant to clause 8.3 of the Total CTH TH Interest SPA (or L1 pursuant to clause 13.1 of the Framework Agreement) relating to those facts, matters or circumstances (an “Equivalent ATT Claim”) (1) has been accepted by or settled with ATT (or L1 as the case may be); or (2) has resulted in an arbitral award for the payment of monies made in favour of Purchaser (the amount which ATT (or L1 as the case may be) is required to pay pursuant to (1) or (2) in respect of any such claim being an “ATT Claim Amount”); and

(ii)

the ATT Claim Amount has been satisfied by (individually or in combination) (1) ATT (or L1 or IMTIS Holdings or any Affiliate as the case may be) in cash, in Turkcell shares, for other valuable consideration or any combination thereof; and/or (2) via enforcement proceedings undertaken by or on behalf of Purchaser;

(b)

the Parties consent and agree that where Purchaser brings an Equivalent ATT Claim, both the relevant Claim and the Equivalent ATT Claim shall, to the extent either has not otherwise previously been accepted or settled, be consolidated in arbitration and, in particular, the relevant Claim shall not be withdrawn, nor shall it be capable of dismissal, discharge or determination unless and until the Equivalent ATT Claim has been finally dismissed, discharged or determined; and

(c)

for the avoidance of doubt, Seller agrees that ATT and its Affiliates shall not have any liability (expect in case of fraud or fraudulent misrepresentation) to Seller in connection with any such successful Claim by Purchaser.

9.10	The Warranties are subject to the Telia Disclosure Letter.

9.11

The limitations of liability contained in this Clause 9 or otherwise in this Agreement shall not apply to any liability for any Claim to the extent that the same is attributable to fraud or fraudulent misrepresentation on the part of Seller or Purchaser as the case may be.

10.	TERMINATION

10.1	This Agreement shall automatically terminate on the termination of the Framework Agreement in accordance with its terms.

10.2	On written notice to the other Party, Purchaser may terminate this Agreement if the Condition in Clause 6.1(ii) has not been satisfied (or waived) immediately prior to Completion.

10.3

Notwithstanding Clause 10.1 and Clause 10.2, this Clause 10 (Termination) and Clauses 1 (Interpretation), 9 (Limitations on Liability), 11 (Third Party Rights), 13 (Costs and Expenses), 15 (Miscellanea), 16 (Governing Law) and 17 (Arbitration) shall survive any termination hereof.

10.4	Any termination of this Agreement shall be without prejudice to any liability of any Party for prior breaches hereof.

11.	THIRD PARTY RIGHTS

11.1

The Parties do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement, except that Turkcell Holding may enforce and rely upon Clause 4.7 and Clause 8.5 to the same extent as if it were a party and ATT may enforce and rely upon Clause 9.9(c) to the same extent as if it were a party.

11.2	This Agreement may be terminated and any term may be amended or waived without the consent of either or both of Turkcell Holding or ATT.

12.	PAYMENTS

12.1

Any payments pursuant to this Agreement shall be made in full, without any set off, counterclaim and without any deduction or withholding (save as expressly set out in this Agreement with respect to Leakage). If, notwithstanding the foregoing, any Party is required by Applicable Law to make a deduction or withholding in respect of any sum payable under or in connection with this Agreement, such Party shall, at the same time as the sum which is the subject of the deduction or withholding is payable, pay to the relevant Party such additional amount as shall be required to ensure that the net amount received by that Party will equal the full amount which would have been received by that Party had no such deduction or withholding been required to be made.

12.2

Any payments made pursuant to this Agreement shall be effected by crediting for same day value the account specified in writing by the relevant payee(s) (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

12.3

If any payment is made to Purchaser by Seller in connection with this Agreement, the payment shall be treated as an adjustment to the Purchase Price paid by Purchaser to Seller under this Agreement and, in such circumstances, the Purchase Price shall be deemed to have been reduced by the amount of such payment.

12.4

Payment of a sum in accordance with this Clause 12 shall constitute a payment in full of the sum payable and shall be a good discharge to the payor (and those on whose behalf such payment is made) of the payor’s obligation to make such payment and the payor (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

13.	COSTS AND EXPENSES

Each Party shall pay its own costs and expenses in relation to the negotiation, preparation and execution of this Agreement and all other documents mentioned herein.

14.	GENERAL

14.1

Without prejudice to any other rights or remedies that the Parties may have, the Parties acknowledge and agree that damages alone would not be an adequate remedy for any breach by them of Clauses 2, 3 or 7 and that the remedies of injunction and specific performance as well as any other equitable relief for any threatened or actual breach of Clauses 2, 3 or 7 by any Party would be more appropriate remedies.

14.2

The rights and remedies provided by this Agreement are cumulative and do not exclude any rights and remedies provided by Applicable Law, provided that (save for termination pursuant to Clause 10) no Party shall be entitled to rescind or terminate this Agreement, whether before or after Completion. Nothing in this Clause 14 shall operate to limit or exclude any liability for fraud.

15.	MISCELLANEA

The provisions of clauses 15 (Confidentiality), 16 (Announcements), 17 (Successors), 18 (Assignment), 19 (Notices), 21 (Variation and Waiver), 22 (Counterparts), 23 (Whole Agreement) and 24 (Invalidity) of the Global Settlement Deed are incorporated into this Agreement mutatis mutandis with references to “this Deed” therein to being deemed to be a reference to this Agreement.

16.	GOVERNING LAW

This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter shall be governed by, and construed and take effect in accordance with, English law.

17.	ARBITRATION

All disputes arising out of or in connection with this Agreement shall be finally settled in accordance with clause 2 (Arbitration) of the Arbitration Deed.

IN WITNESS whereof this Agreement has been executed as a deed and delivered on the date first above written.

SIGNATURES

EXECUTED and DELIVERED as a DEED for and on behalf of TELIA FINLAND OYJ	) ) ) )	/s/ Jan Andreas Christian Ekström Jan Andreas Christian Ekström Authorised Signatory

[Telia TH Interest SPA Signature Page]

EXECUTED and DELIVERED as a DEED for and on behalf of TVF BİLGİ TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ YATIRIM SANAYİ VE TİCARET A.Ş. acting by Zafer Sönmez and Çağatay Abraş	) ) ) ) ) )	/s/ Zafer Sönmez Zafer Sönmez Authorised Signatory
	) ) )	/s/ Çağatay Abraş Çağatay Abraş Authorised Signatory

[Telia TH Interest SPA Signature Page]

SCHEDULE 1

FORM OF SONERA DIRECTOR RESIGNATION AND RELEASE LETTER

RESIGNATION LETTER	İSTİFA MEKTUBU
To the Board of Directors of Turkcell İletişim Hizmetleri Anonim Şirketi:	Turkcell İletişim Hizmetleri Anonim Şirketi Yönetim Kurulu’na:
Date:	Tarih:
Dear Members of the Board of Directors, I hereby resign from my post as a member of the board of directors of Turkcell İletişim Hizmetleri Anonim Şirketi with immediate effect.	Sayın Yönetim Kurulu Üyeleri, İşbu belge ile Turkcell İletişim Hizmetleri Anonim Şirketi yönetim kurulu üyeliği görevimden derhal geçerli olmak üzere istifa ederim.
Yours faithfully / Saygılarımla Ingrid Maria Stenmark

RELEASE LETTER	İBRA MEKTUBU
To the Board of Directors of Turkcell İletişim Hizmetleri Anonim Şirketi:	Turkcell İletişim Hizmetleri Anonim Şirketi Yönetim Kurulu’na:
Date:	Tarih:

Dear Members of the Board of Directors,

I hereby acknowledge and confirm that, save for due compensation the full payment of which cannot be tracked from Turkcell İletişim Hizmetleri A.Ş.’s (“Company”) books and parties’ bank accounts, up to the date of effectiveness of my resignation letter dated ___/___/_____, I have no claim or right of action of any kind for any past, present future rights, interests, benefits, receivables, fees, remuneration, expenses, compensation for loss of office or otherwise against the Company, its subsidiaries, or any of its officers or employees in whichever capacity, be it as a director, officer or otherwise. To the extent that any such receivable, claim or right of action exists or may hereafter accrue, I irrevocably and unconditionally waive such receivable, claim or right of action and release and forever discharge the Company, its subsidiaries, its officers and employees from all and any liability in respect thereof.

Sayın Yönetim Kurulu Üyeleri,

İşbu belge ile, Turkcell İletişim Hizmetleri A.Ş.’ye (“Şirket”), bağlı şirketlerine, veya yönetici, yetkili veya sair sıfatla olsun Şirket’in herhangi bir yetkilisine veya çalışanına karşı; işbu istifanın geçerlilik tarihi olan ___/___/_____tarihine dek, muaccel olup Şirket ve tarafların banka kayıtlarından eksiksiz ödendiği izlenemeyen ücretler hariç olmak üzere, geçmişe yönelik, güncel veya geleceğe ilişkin herhangi bir hak, fayda, menfaat, alacak, ücret, maaş, masraf, görevimin son bulmasından veya başka sebeplerden kaynaklı tazminat talebimin veya bunlara ilişkin herhangi bir dava hakkımın bulunmadığını kabul ve teyit ederim. Herhangi böyle bir alacak, talep veya dava hakkımın var olması veya daha sonradan doğması halinde, kayıtsız şartsız ve gayrikabili rücu surette, söz konusu alacak, talep ve dava hakkımdan feragat eder, Şirket’i ve onun bağlı şirketlerini, yetkililerini ve çalışanlarını buna ilişkin her türlü yükümlülükten süresiz olarak ibra ederim.

Yours faithfully / Saygılarımla Ingrid Maria Stenmark

SCHEDULE 2

FORM OF DIRECTOR RESIGNATION AND RELEASE LETTER

RESIGNATION LETTER	İSTİFA MEKTUBU
To the Board of Directors of Turkcell Holding Anonim Şirketi:	Turkcell Holding Anonim Şirketi Yönetim Kurulu’na:
Date:	Tarih:
Dear Members of the Board of Directors, We hereby resign from our post as a member of the board of directors of Turkcell Holding Anonim Şirketi with immediate effect.	Sayın Yönetim Kurulu Üyeleri, İşbu belge ile Turkcell Holding Anonim Şirketi yönetim kurulu üyeliği görevimizden derhal geçerli olmak üzere istifa ederiz.

Yours faithfully / Saygılarımızla

[Authorized signatory(ies) of the relevant legal entity board member of Telia at TH]

[●] acting as the real person representative of [●] / [●] temsilen gerçek kişi temsilcisi [●]

RELEASE LETTER	İBRA MEKTUBU
To the Board of Directors of Turkcell Holding Anonim Şirketi:	Turkcell Holding Anonim Şirketi Yönetim Kurulu’na:
Date:	Tarih:

Dear Members of the Board of Directors,

We hereby acknowledge and confirm that, save for due compensation the full payment of which cannot be tracked from Turkcell Holding Anonim Şirketi’s (“Company”) books and parties’ bank accounts, up to the date of effectiveness of our resignation letter dated ___/___/_____, we have no claim or right of action of any kind for any past, present future rights, interests, benefits, receivables, fees, remuneration, expenses, compensation for loss of office or otherwise against the Company, its subsidiaries, or any of its officers or employees in whichever capacity, be it as a director, officer or otherwise. To the extent that any such receivable, claim or right of action exists or may hereafter accrue, we irrevocably and unconditionally waive such receivable, claim or right of action and release and forever discharge the Company, its subsidiaries, its officers and employees from all and any liability in respect thereof.

Sayın Yönetim Kurulu Üyeleri,

İşbu belge ile, Turkcell Holding Anonim Şirketi’ne (“Şirket”), bağlı şirketlerine, veya yönetici, yetkili veya sair sıfatla olsun Şirket’in herhangi bir yetkilisine veya çalışanına karşı; işbu istifanın geçerlilik tarihi olan ___/___/_____tarihine dek, muaccel olup Şirket ve tarafların banka kayıtlarından eksiksiz ödendiği izlenemeyen ücretler hariç olmak üzere, geçmişe yönelik, güncel veya geleceğe ilişkin herhangi bir hak, fayda, menfaat, alacak, ücret, maaş, masraf, görevimizin son bulmasından veya başka sebeplerden kaynaklı tazminat talebimizin veya bunlara ilişkin herhangi bir dava hakkımızın bulunmadığını kabul ve teyit ederiz. Herhangi böyle bir alacak, talep veya dava hakkımızın var olması veya daha sonradan doğması halinde, kayıtsız şartsız ve gayrikabili rücu surette, söz konusu alacak, talep ve dava hakkımızdan feragat ederiz, Şirket’i ve onun bağlı şirketlerini, yetkililerini ve çalışanlarını buna ilişkin her türlü yükümlülükten süresiz olarak ibra ederiz.

Yours faithfully / Saygılarımızla

[Authorized signatory(ies) of the relevant legal entity board member of Telia at TH]

[●] acting as the real person representative of [●] / [●] temsilen gerçek kişi temsilcisi [●]